UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Dividend and Income Fund
(Name of Issuer)
Shares of Beneficial Interest
(Title of Class of Securities)
25538A204
(CUSIP Number)
12/31/2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.	25538A204

1	Names of Reporting Person:
	Raymond James & Associates, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
	(a)  [ ]
(b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Florida
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		0
	6	Shared Voting Power
		0
	7	Sole Dispositive Power
		942,379**
	8	Shared Dispositive Power
		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
	942,379
10	Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)
	[  ]
11	Percent of class represented by amount in row (9)
	8.8%
12	Type of Reporting Person (See Instructions)
	IA

** Shares are held in discretionary accounts for the benefit of individual clients who may also direct disposition of the shares.
Item 1.
(a)	Name of Issuer: Dividend and Income Fund
(b)        Address of Issuer's Principal Executive Offices:

11 Hanover Square
	New York, NY 10005
Item 2.
(a)	Name of Person Filing: Raymond James & Associates, Inc.
(b)	Address of Principal Business Office or, if None, Residence:

880 Carillon Parkway
St. Petersburg, FL  33716
(c)	Citizenship:	Florida
(d)	Title and Class of Securities: Shares of Beneficial Interest
(e)	CUSIP No.:	25538A204

Item 3.     If this statement is filed pursuant to Sections 240.13d-1(b) or
            240.13d-2(b) or (c), check whether the person filing is a:
 (a)	[x]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the
                     	Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
                     	with Section 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
		with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the
		Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
		non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J),
		please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 942,379
 (b)	Percent of Class:  8.8%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  0
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of:  942,379**
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired
	the security being reported on by the parent holding company or control person.
	Not applicable.
Item 8.	Identification and classification of members of the group.
	Not applicable.
Item 9.	Notice of Dissolution of Group.
	Not applicable.
Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief,
	the securities referred to above were acquired in the ordinary course of
	business and were not acquired for the purpose of and do not have the
	effect of changing or influencing the control of the issuer of such securities
	and were not acquired in connection with or as a participant in any
	transaction having such purpose or effect.
** Shares are held in discretionary accounts for the benefit of individual clients who may also direct disposition of the shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Dated:  2/14/2018
/s/ Chris Thurston
Name: Chris Thurston
Title: Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).